UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2013

(Commission File No. 001-35193)

Grifols, S.A.

_________________________________________________________

(Translation of registrant’s name into English)

________________________

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________._______________.

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Relevant Event, dated November 15, 2013.	2

1

GRIFOLS Grifols, S.A. Parc Empresarial Can Sant Joan Av. de la Generalital, 152-158 08174 Sant Cugat del Valles Barcelona - ESPANA Tel. +34 935 710 500 www.grifols.con GRIFOLS, S.A. EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING The Board of Directors has resolved to call the shareholders of Grifols, S.A. (the “Company”) to the Extraordinary General Shareholders’ Meeting that will be held on first call at Avenida Generalitat, 152-158, Poligono Can Sant Joan, Sant Cugat del Valles (Barcelona), at 12:00 a.m. CET, on 16 December 2013, and at the same place and time, on 17 December 2013, on second call, with the following: Agenda First. Renewal of the resolution of share split of the Company’s Class A and Class B shares, in the proportion of 2 new shares (whether of Class A or of Class B) for each 1 of the former shares (whether of Class A or of Class B), as may be applicable, by means of a decrease in their nominal value and the subsequent increase in the number of the Company’s Class A and Class B shares, which will be multiplied by two, without any change to the total nominal value of the share capital, with the consequent renewal of the delegation of authorities to the Board of Directors for a term of 1 year. Amendment of Article 6 of the Company’s Articles of Association (Share Capital). Application before the relevant domestic and foreign authorities for the listing of the new shares on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as on the Spanish Automated Quotation System (Sistema de Interconexion Bursatil) (Continuous Market) and on the NASDAQ. Second. Information to the shareholders on the signing of a definitive agreement for the acquisition of a diagnostics business unit of the Swiss company Novartis International AG. Third. Renewal of the delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to apply for the listing of the Company’s ordinary Class A shares on the NASDAQ. Fourth. Granting of authorities to formalise and execute the resolutions passed by the General Meeting. It is stated that, pursuant to the provisions of the Company’s Articles of Association, only the shareholders who hold Class A shares will have the right to vote regarding the items included on the agenda.

GRIFOLS Information right As from the date hereof, any shareholder will have the right to examine at the registered office of the Company (calle Jesus y Maria, 6, 08022 Barcelona), to look-up on the corporate web page (www.grifols.com), and obtain or request the immediate delivery of the following documents free of charge: (i) Proposed resolutions corresponding to the items included on the agenda of the General Shareholders’ Meeting; (ii) The relevant directors’ report regarding the share split proposal referred to in the first item of the agenda. Additionally, pursuant to the provisions of articles 197 and 520 of the Companies Act (Ley de Sociedades de Capital), article 39 of the Regulation of the Board of Directors and Article 9 of the Regulation of the General Shareholders’ Meeting, as from the date of publishing of the notice of call, the shareholders may request the Board of Directors in writing up to the seventh day prior to the date scheduled for the holding of the General Meeting, or verbally while the meeting is held, the information and clarifications that they may deem necessary, or to raise any question they may deem pertinent regarding the items included on the agenda. Furthermore, with the same advance notice and form, the shareholders may request any information or clarification or raise any questions concerning the information accessible to the general public that has been provided by the Company to the National Securities Market Commission (Comision Nacional del Mercado de Valores) since the last General Meeting was held (24 May 2013). Shareholders’ Electronic Forum Pursuant to the provisions of article 539 of the Companies Act (Ley de Sociedades de Capital), on occasion of the call of the General Shareholders’ Meeting and until the same day it is held, the Company has enabled the Shareholders’ Electronic Forum at the Company’s web page (www.grifols.com). The operating rules and the form that the shareholders must fill in in order to participate in said Forum are available at the Company’s web page. Right to attend All shareholders will have the right to attend the General Shareholders’ Meeting of the Company, as long as their shares are registered under their name in the corresponding accounting registry at least five days prior to the day on which the General Shareholders’ Meeting is to be held. In order to exercise their right to attend, the shareholder must have the relevant attendance card issued for such purposes by the entities responsible for the accounting registry.

GRIFOLS Those shareholders who have the right to attend may enable their representation by another person through a proxy, even if such person is not a shareholder. The representation shall be conferred on a special basis for this specific General Shareholders’ Meeting, in writing or via distance communication means as set forth below. Vote and distance delegation The shareholders may cast their vote regarding the proposals included on the agenda through the following distance communication systems: (a) by means of postal correspondence, or by sending the attendance, delegation and distance voting card, duly signed and with an indication of the direction of their vote, to the following address: Grifols, S.A. (ref.: General Shareholders’ Meeting), calle Jesus y Maria, 6, 08022, Barcelona, Spain; and (b) by means of electronic communication, through the Company’s corporate web page (www.grifols.com), as long as the security of the electronic communications is guaranteed, and the electronic document through which the vote is casted includes a recognised electronic signature, pursuant to the provisions of the Electronic Signature Act (Ley de Firma Electronica), or is considered valid by the Board of Directors because it fulfils the adequate guarantees on authenticity and identity of the voting shareholder. Likewise, the shareholders may confer their representation, specifically for this General Shareholders’ Meeting, by the following distance communication systems: (a) by means of postal correspondence, or by sending the attendance, delegation and distance voting card, duly signed and with an indication of the direction of their vote, to the following address: Grifols, S.A. (ref.: General Shareholders’ Meeting), calle Jesus y Maria, 6, 08022, Barcelona, Spain; and (b) by means of electronic communication, through the Company’s corporate web page (www.grifols.com), as long as the security of the electronic communications is guaranteed, and the electronic document through which the vote is casted includes a recognised electronic signature, pursuant to the provisions of the Electronic Signature Act (Ley de Firma Electronica), or is considered valid by the Board of Directors because it fulfils the adequate guarantees on authenticity and identity of the voting shareholder. The shareholder who confers his representation by distance communication systems must notify the appointed proxy of the representation conferred. When the representation is conferred to a Company’s Director and/or the Secretary and/or the Vice Secretary, such notification will be considered implemented upon its receipt by the Company.

GRIFOLS Distance delegations must be accepted by the proxy, not being able to join otherwise. For this purpose, all distance delegations in favour of individuals other than the Company’s Directors and/or Secretary and/or Vice Secretary, must be printed out, signed and submitted by the proxies, together with an identifying document, to the personnel in charge of the shareholders registry on the date and place where the meeting is being held, within the hour immediately prior to its scheduled start. Moreover, the delegation card duly completed and signed may also be submitted by the proxy physically attending the Meeting, together with an identifying document, to the personnel in charge of the shareholders registry on the date and place where the meeting is being held, within the hour immediately prior to its scheduled start In order to be valid, both the vote and the distance delegation must be received by the Company at least five (5) days prior to the date set for the General Shareholders’ Meeting to be held. The Company reserves the right to amend, suspend, cancel or restrict the electronic voting and delegation mechanisms for technical or security reasons. The Company further reserves the right to request such additional identification from the shareholders as deemed convenient in order to guarantee the identity of those assisting, the authenticity of the vote or the delegation and, in general, the legal certainty of the holding of the General Shareholders’ Meeting. The Company will not be responsible for any damages caused to the shareholder due to the lack of availability and effective operation of its web page and of the services or contents provided through such page as a result of any failure, overload, fallen lines, connection failure or any other equal or similar incident whatsoever, beyond the Company’s control, which prevents the use of the electronic voting and delegation mechanisms. Computer application for the casting of the vote and the delegation through electronic means will be operative as of 2 December 2013 at 00:00:01 hrs. CET and up to 10 December 2013, at 23:59:59 p.m. CET. Participation of a Notary at the Meeting The Board of Directors has resolved to request, pursuant to the provisions of article 203 of the Companies Act (Ley de Sociedades de Capital), the presence of a Notary to draw up the minutes of the General Shareholders’ Meeting. Personal data Personal data sent by the shareholders to the Company for the exercise of their information, attendance and representation rights at the General Meeting, as well as their right to participate in the Shareholders’ Electronic Forum, or the personal data provided for such purpose by the entities which are the depositaries of the shares held by such shareholders, shall be processed by the Company to manage the development, compliance with and control of the existing shareholder relationship as well as the

GRIFOLS organization and arrangements of the General Shareholders’ Meeting. Moreover, the data collected will be incorporated into files for which the Company is responsible, the purpose of which is the management of all matters related to the development of the General Shareholder’s Meeting. The shareholders have a period of thirty (30) days as from the date on which the Meeting is held to oppose to such data processing, by sending a request to the registered office of the Company (calle Jesus y Maria, 6, 08022, Barcelona, Spain) for such purpose. Upon expiration of such period, the shareholders’ consent will be deemed to be granted. Shareholders may exercise their rights of access, correction, opposition and cancellation by sending a letter accompanied by an identity card or equivalent identity document addressed to the registered office of the Company, to the attention of the Secretary of the Board of Directors. Expected date of the General Shareholders’ Meeting THE SHAREHOLDERS ARE INFORMED THAT THE GENERAL SHAREHOLDERS’ MEETING WILL FORESEEABLY BE HELD ON SECOND CALL, NAMELY, ON 17 DECEMBER 2013, AT 12:00 HOURS CET, AT THE PLACE FIRST WRITTEN ABOVE. Attendance cards The shareholders are reminded that in order to exercise their right of attendance to the General Shareholders’ Meeting they must have the relevant attendance card issued for such purposes by the entities responsible for the accounting registry. These attendance cards will have to reflect, as applicable, the number of shares of each class (Class A or Class B shares) held by the shareholders. The entities in charge of the accounting registries may also issue to the shareholder two separate cards, that is to say, one for Class A shares and another for Class B shares held by such shareholder, as the case may be. Transport On 17 December 2013, the shareholders will have at their disposal a transportation service, free of charge, between the station of Sant Joan (Vallês line of the Catalan Railway Network - FGC) and the Company’s offices where the General Shareholders’ Meeting is to be held, running from 11:15 a.m. to 11:45 a.m. CET from the station, and from 1:15 p.m. CET from the Company’s offices. Barcelona, 12 November 2013 The Secretary to the Board of Directors Raimon Grifols Roura THIS DOCUMENT CONSTITUTES A TRANSLATION INTO ENGLISH OF THE OFFICIAL SPANISH VERSION OF THE NOTICE OF CALL OF THE GENERAL SHAREHOLDERS’ MEETING OF THE COMPANY. IN CASE OF DISCREPANCIES, THE OFFICIAL SPANISH VERSION SHALL PREVAIL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  November 15, 2013